August 20, 2018

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	WildHorse Resource Development Corporation
Registration Statement on Form S-4
Filed July 20, 2018
File No. 333-226265

Ladies and Gentlemen:

On behalf of WildHorse Resource Development Corporation, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on August 22, 2018, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

By:	/s/ Kyle N. Roane
Name:	Kyle N. Roane
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:           Douglas E. McWilliams, Vinson & Elkins L.L.P.